UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-53512

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Probitas Funds Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 California Street Suite 550
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sinead O'Sullivan	415-402-0700	smo@probitaspartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P.
(Name – if individual, state last, first, and middle name)

1230 Rosecrans Avenue Suite 510	Manhattan Beach	CA	90266
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sinead O'Sullivan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Probitas Funds Group, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CFO



Notary Public

MARK GROSE
NOTARY PUBLIC-STATE OF UTAH
COMMISSION EXP. 10/05/2026
COMMISSION NO. 727132

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Probitas Funds Group, LLC

Financial Report
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Contents



weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Member of
Probates Funds Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2018.

Manhattan Beach, California
March 12, 2024

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Manhattan Beach, CA 90266
Main: 310.382.5380

Probitas Funds Group, LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash and Cash Equivalents	$	1,316,710
Receivables, net		2,672,430
Prepaid Expenses		39,957
Due from Affiliates		75,483
Other Current Assets		186,470
Furniture, Fixtures and Equipment, net		5,437
Long-Term Receivables, net		130,312
Total assets	$	4,426,799

Liabilities and Member's Equity

Accounts Payable and Accrued Expenses	$	197,811
Deferred Revenue	$	190,564
Total liabilities		388,375
Commitments, Contingencies and Guarantees (Note 7)		-
Member's Equity		4,038,424
Total liabilities and member's equity	$	4,426,799

See Notes to Financial Statements.

2

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The Company is a single member LLC, wholly owned by Probitas Partners, L.P. (the Parent). The member is not required to make additional capital contributions at any time and its risk is limited to the existing capital balances. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its customers manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002.

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company is exempt from Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Receivables: Receivables consist of billed and unbilled receivables. Receivables represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for credit losses. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective service agreements. No collateral is required for accounts receivable. Management considers receivables past due if the payment is not received within ninety days of the due date.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the customer's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the customer contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. As of December 31, 2023, the allowance for credit losses was $0. There were recoveries collected during the year ended December 31, 2023, in the amount of $250,000 and charge offs in the amount of $413,007. Management believes that all accounts receivable are collectible as of December 31, 2023.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated form the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets, the transfer must meet the definition of a "participating interest" in order to account for the transfer as a sale. Following are the characteristics of a participating interest:

- Pro rata ownership in an entire financial asset.

- From the date of transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

- The rights of each participating interest holder have same priority and no participating interest holder's interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

- No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less.

Contract Balances: The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Deferred Revenue: Deferred revenue primarily relates to advisory fees received in advisory and placement engagements where the performance obligation has not yet been satisfied.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2023, management has determined that there are no material uncertain income tax positions.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other income or expense in the Company's statement of operations.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 7.

Nonconsolidated variable interest entities: In order to determine if the Company holds a controlling financial interest in an entity, the Company evaluates if it is required to apply the variable interest entity (VIE) model to the entity, and continuously evaluates whether it has a controlling financial interest in a VIE. In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to direct the activities of the entity that most significantly impact its economic performance, or (3) has a group of equity owners that do not have the obligation to absorb losses of the entity or the right to receive returns of the entity. A VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE that is considered a variable interest (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary.

During 2023, the Company had an agreement with Probitas Hong Kong Limited (PHKL), a related party through common ownership of the Parent, which was evaluated against the VIE criteria for consolidation. PHKL provides consulting and placement agent services in Asia with respect to the private placement of securities in investment vehicles. As of December 31, 2023, PHKL had total equity of $1,467,883. PHKL is funded by the Parent, whom will provide additional capital to the entity as needed. The Company determined that it is not the primary beneficiary of the VIE because the Company lacks the power to direct the activities of the variable interest entity that most significantly impacts their economic performance. Therefore, consolidation in the Company's financial statements is not required. At December 31, 2023, the Company did not carry any amounts related to the VIE in its statement of financial condition.

During the period ended December 31, 2023, the Company provided no explicit or implicit financial or other support to this VIE that were not previously contractually required.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments: The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. U.S. GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified based upon the observability of inputs used in the determination of fair value as follows:

- Level I - Quoted prices are available in active markets for identical financial instruments at the reporting date.

- Level II - Pricing inputs are those that are other than quoted market prices in active markets, which are either directly or indirectly observable at the reporting date.

- Level III - Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument.

Fair value of financial instruments: The Company's financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses. Due to their short-term nature, the carrying values for cash and cash equivalents, trade accounts receivable due within one year, trade accounts payable and accrued expenses approximate fair value. The Company charges floating interest rates on long-term receivables, therefore, the carrying value approximates fair value. Long-term receivables are considered to be Level III instruments within the fair value hierarchy.

The unobservable input used in the valuation of long-term receivables is the discount rate, which is further discussed in Note 7.

Note 2.   Furniture, Fixtures and Equipment

These are the balances as of December 31, 2023:

Furniture and fixtures	$	78,758
Equipment		32,753
		111,512
Accumulated depreciation and amortization		(106,074)
	$	5,437

Note 3.   Related-Party Transactions

The Company maintains agreements to pay monthly management fees with both its Parent and Probitas Hong Kong Limited, a related party through common ownership of the Parent. The Company also maintains agreements with PFG-UK, Ltd and Probitas Partners (Europe) AS, related parties through common ownership of the Parent, pursuant to which PFG-UK, Ltd, Probitas Partners (Europe) AS, and the Company agree to share revenues earned from common customers. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties.

As of December 31, 2023, the Company was owed $75,483 from the Parent.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 3. Related-Party Transactions (Continued)

The Company maintains agreements with its Parent as it relates to sales of receivables from the Company to the Parent. The Company's continued involvement in these agreements relates to the requirement for the Company to collect and remit payments to the Parent for receivables sold. During the year ended December 31, 2023, the Company sold receivables at par in the amount of $1,222,274. During the year ended December 31, 2023, the Company's affiliate, PFG-UK Ltd. collected and remitted payments to the Parent in the amount of $177,053.

The remaining balance as per these agreements as of December 31, 2023 is $1,072,557. The Company has not provided financial or other support during the period presented that it was not previously contractually required to provide to the Parent, nor are there any arrangements that could require the Company to provide additional financial support to the Parent.

Note 4. Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2023, the Company had net capital of $928,335 which was $902,443 in excess of its required net capital of $25,892. The Company's ratio of aggregate indebtedness to net capital was 0.42 to 1.

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 5. Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year ended December 31, 2023, the Company earned 48 percent of its service revenue from one customer. As of December 31, 2023, the accounts receivable balance of this customer was 58 percent of total accounts receivable.

Note 6. Long-Term Receivables

Long-term receivables from customers of $130,312, consists of two installment agreements with effective interest rates of 10.5 percent. Payments are collectible through September 2025. The Company uses floating interest rates in its agreements therefore the carrying value approximates the fair value as of December 31, 2023.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 7.   Guarantees and Indemnifications

The Company has pledged its contract receivables and all other assets, except cash, as security for a $3,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Parent is required to maintain minimum net income, leverage, and tangible net worth, as defined in the agreement. The Parent had a balance of $1,000,000 on the line of credit as of December 31, 2023. The term of this guaranty has a maturity date of March 7, 2025.

The Company has pledged its assets, excluding the minimum cash balance required by FINRA, as security for a $6,338,443 note payable held by the Parent. The note currently has accrued interest in the amount of $1,356,957. In accordance with the agreements, the Parent must maintain aggregate allowable assets (receivables, cash, and cash equivalents) in excess of the outstanding amount of the obligations under the note agreement. The term of this guaranty has a maturity date of September 15, 2024.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8.   Revenue from Contracts with Customers

The Company had receivables related to revenues from contracts with customers of $2,802,742 and $4,817,972 at December 31, 2023 and December 31, 2022, respectively.

Deferred revenue had a balance of $190,564 and $272,048 at December 31, 2023 and December 31, 2022, respectively.

Note 9.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 12, 2024, the date these financial statements were issued.



Report of Independent Registered Public Accounting Firm

To the Member of
Probitas Funds Group, LLC

We have reviewed management's statements, included in the accompanying Probitas Funds Group, LLC (the "Company") Exemption Report, in which the Company stated it did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company stated it is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Manhattan Beach, California
March 12, 2024

Weaver and Tidwell, L.L.P.
1230 Rosecrans Avenue, Suite 510 | Manhattan Beach, CA 90266
Main: 310.382.5380
CPAs AND ADVISORS | WEAVER.COM

PROBITAS PARTNERS | 425 California Street, Suite 550, San Francisco, CA 94104
phone: +1 415 402 0700 www.probitaspartners.com

SEC # 8-53512
CRD # 115876

The Exemption Report

We as members of management of Probitas Funds Group, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *k(2)(i)*, (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and consulting related to the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023.

Probitas Funds Group, LLC

I, Sinead O'Sullivan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Sinead O'Sull___

Title: CFO

March 12, 2024